Snow & Sail Sports, Inc.

397 N. Main Street

South Yarmouth, MA 02664

508-612-3781

December 14, 2005

Via Facsimile

United States Securities

and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Company:

Snow &Sail Sports, Inc.

From:

SB-2/A3 Registration Statement

File No.:

333-128526

Dear Sirs and/or Madame:

This letter serves as out request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to December 22, 2005 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Snow & Sail Sport, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Snow & Sail Sport, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SNOW & SAIL SPORT, INC.

By: /s/ Paul F. Tetreault

            Paul F. Tetreault, President